John P. Yung 2020 West El Camino Avenue, Suite 700 Sacramento, California 95833 John.Yung@lewisbrisbois.com Direct: 916.646.8288

April 5, 2024

Via EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Crypto Assets 100 F Street NE Washington, DC 20549

Re:	Mega Matrix Inc.

Amendment No. 2 to

Registration Statement on Form F-4

Filed December 29, 2023

File No. 333-271349

Dear Sir/Madam:

On behalf of Mega Matrix Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we are responding to the Staff’s comment letter dated February 2, 2024, related to the above referenced Registration Statement on Form F-4. Please note that as of March 5, 2024, the Company ceased all of its activities related to cryptocurrency and is now focusing on its short drama streaming platform and related business. As such, the Registration Statement on Form F-4 has been revised to focus on this new business and operations.

For ease of reference, we have copied the Staff’s comments in italics as indicated below with the Company’s responses.

Amendment No. 2 to Registration Statement on Form F-4

General

1.	We note your response to prior comment 1 and also note the addition of references to “cryptocurrencies” throughout the prospectus. Please revise to remove references to “crypto assets,” “crypto currency” and “digital currency” on pages 18, 19, 43 and F-13. Please also revise to define and clarify the distinction between “cryptocurrencies” and “digital assets.”.

RESPONSE:	In response to Staff’s comments, the Company has removed reference to “crypto assets,” “crypto currency” and “digital currency.” In addition, the Company has defined the term “digital assets” and clarified the that “cryptocurrencies” is a type of “digital assets.”

ARIZONA ● CALIFORNIA ● COLORADO ● CONNECTICUT ● DELAWARE ● FLORIDA ● GEORGIA ● ILLINOIS ● INDIANA ● KANSAS ● KENTUCKY ● LOUISIANA MARYLAND ● MASSACHUSETTS ● MINNESOTA ● MISSISSIPPI ● MISSOURI ● NEVADA ● NEW JERSEY ● NEW MEXICO ● NEW YORK ● NORTH CAROLINA OHIO ● OREGON ● PENNSYLVANIA ● RHODE ISLAND ● TENNESSEE ● TEXAS ● UTAH ● VIRGINIA ● WASHINGTON ● WASHINGTON D.C. ● WEST VIRGINIA

April 5, 2024

2.	Please revise to include a separate vote for each material change to the Restated Memorandum and Articles of Association.

RESPONSE:	The Company has removed Proposal 2.

Summary

The Redomicile Merger

Mega Matrix Corp.

Saving Digital Pte. Ltd., page 1

3.	We note your response to prior comment 6. Your statement in your response letter that you are not currently considering or evaluating any other crypto-related businesses contradicts your disclosure on page F-8 that you “intend to use SDP to explore other crypto related business in Singapore.” Please revise or advise. In addition, please revise to describe “[y]our international corporate strategy.” In this regard, we note your disclosure on page 3 that you believe that the Redomicile Merger will allow you to “more closely align [y]our structure with [y]our international corporate strategy.”

RESPONSE:	In response to the Staff’s comments, the Company has removed all references that it is considering and evaluating other crypto-related businesses as it is now solely focusing on its short drama streaming platform and related business.

Recent Developments, page 1

4.	We note your disclosure on page 1 that on June 5, 2023 you entered into a Network Security Service Agreement with Vision Ace Limited. Please revise to summarize here the material terms of your agreement and the network security services you provide, and, in your Business of the Company section, revise to provide a detailed description of the material terms of this agreement and the security services you provide. Also file this agreement as an exhibit to your registration statement or tell us why you believe you are not required to do so.

RESPONSE:	In response to Staff’s comments, the Company respectfully submits that the Network Security Agreement is not material as the Company engaged Vision Ace Limited to provide customary network security services for its normal business operations.

Our Market and Industry, page 2

5.	We note your disclosure on page 2 that “[d]ue to . . . actions taken by the SEC . . ., you decided to suspend your StaaS business, and on July 1, 2023, [you] stopped providing non-custodial staking tools to third parties.” However, we note that you hold a 30% interest in MarsLand which has a StaaS business. Please revise your risk factors section to address the risks associated with your investment in MarsLand should it fail to operate its business in compliance with the federal securities laws and the rules and regulations thereunder and/or the rules and regulations of the jurisdictions in which it operates.

RESPONSE:	In response to Staff’s comments, the Company submits that it believes that the Company’s 30% investment in MarsLand is not material to its operations since the Company’s total investment amounted to only $300,000. Should MarsLand fail to operate its business in compliance with the federal securities always and rules and regulations thereunder and/or the rules and regulations of the jurisdiction in which it operation, such failure would have minimal impact on the Company’s financial condition and operations.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

April 5, 2024

Background and Reasons for the Redomicile Merger, page 3

6.	We note your response to prior comment 9. Please reconcile your response that you have not provided any crypto related services outside of Singapore or in any other jurisdictions with your statement here and throughout the prospectus that your current business and operations are almost all (emphasis added) conducted outside of the United States.

RESPONSE:	In response to the Staff’s comments, the Company revised its disclosures related to crypto related services and business as it is now solely focusing on its short drama streaming platform and related business. The Company confirms that MPU did not provide any crypto related services outside of Singapore.

Management’s Discussion and Analysis

Corporate Developments, page 27

7.	We note your response to prior comment 17. Please revise to disclose the method and costs for acquiring 2,967.95 ETH that you purchased “for the purpose of exploring Ethereum staking opportunities following the transaction by Ethereum on September 15, 2022 from proof-of-work (PoW) to a proof-of-stake (PoS) consensus mechanism referred to as the ‘Merge.’”

RESPONSE:	In response to the Staff’s comment, the Company has updated the financial data to the year ended December 31, 2023 and revised on page 32 to disclose the method and costs acquiring 3,102.40 ETH.

Segment and Related Information, page 29

8.	We note your response to prior comment 11 and re-issue in part. Please reconcile your statements on pages 15, 28 and 33 that you discontinued the Mano game and the alSpace platform due to business reasons with your statements on pages 29, 31, F-3, F-8, F-27, F-46 and F-51 that you discontinued the Mano game and the alSpace platform due to regulatory challenges.

RESPONSE:	In response to Staff’s comments, the Company removed reference that it discontinued the Mano game and the alSpace platform due to regulatory challenges.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

April 5, 2024

Business of the Company

Crypto-Related Business

Saving Digital Pte. Ltd., page 43

9.	We note your response to prior comment 4. Please revise to clarify whether your Ethereum staking occurs exclusively through Marsland or whether you also operate your own node. To the extent that you operate your own node, please provide a comprehensive breakeven analysis for your Ethereum staking operations that compares the cost to earn one Ethereum with the market value of one Ethereum and that identifies and explains all relevant inputs. In addition, please provide disclosure that addresses the costs of staking through Marsland relative to the price of Ethereum

RESPONSE:	In response to the Staff’s comments, the Company has revised its disclosures related to solo-staking as it ceased all of its crypto-related operations and is now solely focusing on its short drama streaming platform and related business.

10.	We note your response to prior comment 23. Please revise to explain and quantify the “cactus fees” charged by Matrixport Cactus.

RESPONSE:	In response to the Staff’s comment, the Company has revised on page 33 to state that “The Company’s staking expenses are primarily service fees charged by Matrixport Cactus Custody (“cactus fees”)”, and to quantify the cactus fees for the years ended December 31, 2023 and 2022.

11.	We note your response to prior comment 19. Please reconcile your references to “stable cryptocurrencies” here and on page 28 with your usage of the term “stablecoin” throughout the rest of the prospectus.

RESPONSE:	In response to the Staff’s comment, the Company has revised it disclosures to avoid using the term “stable cryptocurrencies”.

12.	We note your response to prior comment 12 and your revised disclosure that you plan to hold and transact in ETH, USDC and USDT. Please revise to clarify the circumstances under which you acquired or plan to acquire USDC and/or USDT, how you calculate the prices at which you acquire USDC and/or USDT, and whether you have plans to loan or pledge any of your crypto assets or provide your crypto assets as collateral for any loan or similar arrangement.

RESPONSE:	In response to Staff’s comments, the Company submits that it has ceased crypto-related operations. However, the Company may, from time to time, accept stablecoins as consideration for its shares and/or payment for its services. In addition, the Company may continue to purchase USDC and/or USDT so that it can purchase ETH more efficiently. When we purchase USDC and/or USDT, the Company record at unit price of US$1.0 because USDC and USDT are both pegged to U.S. Dollar. The Company does not plan to loan or pledge any of its cryptocurrencies or provide its cryptocurrencies as collateral for any loan or similar arrangement. Please see page 23.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

April 5, 2024

13.	We note your response to prior comment 5. Please revise to describe the material terms of your agreement with MarsLand for staking services, including the term of the agreement, the termination provisions of the agreement, the specific services that MarsLand provides to you, the fees you pay to MarsLand, including whether you pay in cash or ETH, when and how MarsLand transfers your ETH to you and how MarsLand holds the ETH earned as rewards prior to transferring the ETH to you. In addition, please disclose the material terms of your license agreement with MarsLand, including the term of the license and the termination provisions of the agreement.

RESPONSE:	In response to Staff’s comments, the Company submits that it has ceased crypto-related operations, including accessing the services from Marsland. The Company revised its disclosures related the Marsland as follows:

“On April 25, 2023, SDP invested $300,000 in MarsLand Global Limited (“MarsLand”), a BVI company and held 30% interest in MarsLand. The other shareholders of MarsLand are non-affiliates. MarsLand will provide staking services to institutional clients such as Bit Digital. On July 1, 2023, MarsLand and SDP entered into a Master Right of Use and Services Agreement for a term of 12 months, pursuant to which MarsLand commits to use commercially reasonable efforts to provide SDP access to the Right of Use, including the use of Node(s) as mutually agreed, exclusively for SDP’s business purposes. In return, SDP will compensate MarsLand with a certain percentage of Net Revenue (as defined in the agreement), which percentage will be mutually agreed upon periodically. Fees could be made in U.S. dollars, USDC, USDT or ETH. Either party has the right to terminate by providing a 30-day advance notice. Further, SDP has successfully applied for and registered the trademark “MarsProtocol” in Singapore and has entered into a trademark license agreement with MarsLand authorizing MarsLand the right to use the MarsProtocol trademark in connection with its staking as a service (“StaaS”) business. SDP was conducting Ethereum solo-staking in Singapore, but the Company decided to focus entirely on its short drama streaming platform business, and as of March 5, 2024, it has ceased its solo-staking activities.”

Custodial Practices, page 44

14.	We note your response to prior comment 25 and re-issue in part. Please revise your disclosure to reflect your response that 100% of your digital assets are held in Matrixport’s hot wallet. Please revise to include appropriate risk factor disclosure addressing the risks of utilizing hot wallets. Please also revise to describe the criteria you used in selecting Matrixport as custodian. In addition, disclose whether Matrixport has an insurance policy for the crypto assets it custodies, and, if so, the degree to which it covers your crypto assets, disclose whether your crypto assets are held in segregated accounts such that they are segregated from the property of Matrixport and the assets of other Matrixport customers and discuss the risks of the loss of your crypto assets in the event of the insolvency or bankruptcy Matrixport.

RESPONSE:	In response to the Staff’s comment, the Company has revised the disclosures on page 25.

Index to Financial Statements

Audited Financial Statements for the Years Ended December 31, 2022 and 2021, page F-1

15.	We acknowledge your response to prior comment 26. Please revise your next amendment to address the following related to your corrections of errors:

●	Label each impacted financial statement “As Restated.” In this regard, label your December 31, 2022 Consolidated Statements of Cash Flows “As Restated”;

●	Label the December 31, 2022 balance sheet presented with your interim financial statements “As Restated;” and

●	Have your auditors dual date their opinion for the error corrections.

RESPONSE:	In response to the Staff’s comment, the Company has updated its financial data to the year ended December 31, 2023 and 2022, and labeled “As Restated” for December 31, 2022 Consolidated Statements of Cash Flows on page F-6. The Company’s auditor has dual dated their opinion for the error corrections.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

April 5, 2024

16.	Your heading on the Index to Financial Statements still references the periods “For the Three and Six Months Ended June 30, 2023 and 2022.” Please revise your next amendment to reference the correct interim period.

RESPONSE:	In response to the Staff’s comment, the Company has omitted the interim period.

Notes to Consolidated Financial Statements

General, page F-8

17.	We note that you still include the black line separating Predecessor and Successor periods between two Successor periods in various footnotes, specifically footnotes 12, 13, 14, and 18. Please revise your next amendment to properly reflect the black line between the Predecessor and Successor periods.

RESPONSE:	In response to the Staff’s comment, the Company has updated the financial information data to the years ended December 31, 2023 and 2022, and the Company did not present the successor and predecessor in the financial statements.

Note 3. Summary of Principal Accounting Policies

Stablecoins, page F-12

18.	We acknowledge your response to prior comment 28. Please address the following:

●	Tell us whether you have a Circle Mint account with Circle Internet Financial, LLC (Circle) and can redeem one USDC for one U.S. dollar directly from Circle; and
●	Revise your policy statement to indicate how you measure and account for USDC both initially and subsequently as your statement that you account for USDC as a financial instrument does not provide this information. In this regard, to the extent you apply the fair value option under ASC 825-10-25-1, disclose that fact and how you then measure USDC at acquisition and during each reporting period.

RESPONSE:	In response to the Staff’s comment, the Company clarified that it does not have a Circle Mint account, and thus the Company does not redeem USDC for U.S. dollar directly from Circle. The Company redeemed one USDC for one U.S. dollar on Matrixport Cactus Custody. The Company has revised on page F-10 to indicate that the Company measures and accounts for USDC at fixed price of US$1.00 per unit because USDC are pegged to U.S. dollars.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

April 5, 2024

Digital Assets, page F-13

19.	We note your response to prior comments 8 and 30. Please address the following:

●	You disclose on page 19 that MatrixPort Cactus Custody is your principal market, on page F-13 that Matrixport Cactus is your principal market, and on page F-43 that CoinMarketCap is your principal market. Address this inconsistency in your next amendment by clearly and consistently disclosing your principal market throughout the document; and
●	Tell us the meaning and relevance of Matrixport Cactus as being “selected by the U.S. government” as disclosed on pages F-13 and F-43. In addition, remove these references as it is unclear how any such “selection” is relevant to the principal market determination under ASC 820-10.

RESPONSE:	In response to the Staff’s comment, the Company revised on page F-11 to clarify our principal market as Matrixport Cactus Custody.

20.	We note your response to prior comment 29. Please revise your disclosure to specifically indicate that digital assets awarded through your GameFi and solo-staking business are noncash operating activities included in your statements of cash flows consistent with your response.

RESPONSE:	In response to the Staff’s comment, the Company revised on page F-12 to indicate that “digital assets awarded to the Company through its GameFi and Solo-staking business are non-cash operating activities on the accompanying consolidated statements of cash flows”.

21.	Please revise your disclosure to clarify that you classify your digital assets as current assets because you reasonably expect to sell or exchange these assets within one year consistent with your September 8, 2023 response to comment 59 in our May 24, 2023 letter.

RESPONSE:	In response to the Staff’s comment, the Company revised on page F-12 to disclose that “Digital assets are classified on our balance sheet as a current asset because the Company reasonably assesses that it would sell or exchange digital assets within one year.”

Revenue from Solo-Staking Business, page F-15

22.	We continue to evaluate your response to comment 31 and may have further comments.

RESPONSE:	Noted.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 2. Summary of Principal Accounting Policies

Revenue Recognition

Revenue from provision of staking technology tools, page F-45

23.	We note your response to prior comment 33 and re-issue. Please reconcile your statement here that “[c]ommencing in March 2023, the Company, through MTP, provides its customers with proof-of-stake technology tools for digital assets through the staking platform ‘MarsProtocol’” with your disclosures elsewhere that MTP ceased providing non-custodial staking tools to third parties as of July 2023..

RESPONSE:	In response to Staff’s comments, the Company respectfully submits that as of March 5, 2024, the Company ceased all of its activities related to cryptocurrency and is now focusing on its short drama streaming platform and related business. As such, the Registration Statement on Form F-4 has been revised to focus on this new business and operations.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

April 5, 2024

Please contact me at 916-646-8288, or my partner, Daniel B. Eng, at 415-262-8508, with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Very truly yours,

/s/ John P. Yung
John P. Yung of
LEWIS BRISBOIS BISGAARD & SMITH llp

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com